Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes sale of Russian assets

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, June 15, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced today that it has completed the sale of 100% of its Russian assets to the Highland Gold Mining group of companies for total consideration of $340 million in cash. Kinross has received $300 million in U.S. denominated cash in its corporate account and will receive a deferred payment of $40 million on the one-year anniversary of closing.

As disclosed on April 5, 2022, the previously agreed total consideration for the transaction was $680 million, which included a payment of $100 million upon closing, with the remaining $580 million scheduled to be received in annual payments from 2023 through to 2027. The transaction consideration was adjusted by the parties following review by the recently formed Russian Sub-commission on the Control of Foreign Investments, which approved this transaction for a purchase price not exceeding $340 million. With the approval and completion of the sale, Kinross has divested all of its interests in Russia and has no further obligations or liabilities in the country.

“After the completed divestment of our Russian business, Kinross’ rebalanced portfolio maintains a substantial production outlook anchored by its two tier one assets – Tasiast and Paracatu – as well as a strong portfolio of mines in the Americas, a growing business in Chile, and the large, world-class Great Bear project in Canada,” said J. Paul Rollinson, Kinross President and CEO. “We would like to thank our Russian workforce for their dedication, professionalism and hard work. Their ongoing commitment to safety and the environment, especially during the transition of our business in the country, has been commendable.”

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with mines and projects in the United States, Brazil, Mauritania, Chile, Ghana and Canada. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statements on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, statements with respect to our production outlook; the future of the Company’s development projects; and the receipt of the deferred compensation in accordance with the terms of the transaction. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 31, 2022 and the "Risk Analysis" section of our full-year 2021 and first-quarter 2022 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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